Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated September 23, 2024

Registration No. 333-271553

Pricing Term Sheet

T-MOBILE USA, INC.

$2,500,000,000

4.200% Senior Notes due 2029 (the “2029 Notes”)

4.700% Senior Notes due 2035 (the “2035 Notes”)

5.250% Senior Notes due 2055 (the “2055 Notes” and, together with the 2029 Notes and the 2035 Notes, the “Notes”)

Pricing Supplement, dated September 23, 2024, to Preliminary Prospectus Supplement, dated September 23, 2024 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2029 Notes	2035 Notes	2055 Notes
Principal Amount:	$700,000,000	$900,000,000	$900,000,000
Title of Securities:	4.200% Senior Notes due 2029	4.700% Senior Notes due 2035	5.250% Senior Notes due 2055
Final Maturity Date:	October 1, 2029	January 15, 2035	June 15, 2055
Public Offering Price:	99.794% of principal amount, plus accrued and unpaid interest, if any, from September 26, 2024	99.853% of principal amount, plus accrued and unpaid interest, if any, from September 26, 2024	99.781% of principal amount, plus accrued and unpaid interest, if any, from September 26, 2024
Coupon:	4.200%	4.700%	5.250%
Yield-to-Maturity:	4.246%	4.719%	5.265%
Spread over Reference Treasury:	+75 bps	+98 bps	+118 bps
Reference Treasury:	3.625% UST due August 31, 2029	3.875% UST due August 15, 2034	4.625% UST due May 15, 2054
Reference Treasury Yield:	3.496%	3.739%	4.085%
Gross Proceeds Before Expenses:	$698,558,000	$898,677,000	$898,029,000
Net Proceeds Before Expenses:	$696,808,000	$895,302,000	$891,729,000
CUSIP/ISIN Numbers:	CUSIP: 87264A DL6 ISIN: US87264ADL61	CUSIP: 87264A DM4 ISIN: US87264ADM45	CUSIP: 87264A DN2 ISIN: US87264ADN28

Terms Applicable to All Notes

Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:

Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and

(ii)  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points in the case of the 2029 Notes, 15 basis points in the case of the 2035 Notes and 20 basis points in the case of the 2055 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

“Par Call Date” with respect to the applicable Series means:

	Series	Par Call Date
	2029 Notes	September 1, 2029
	2035 Notes	October 15, 2034
	2055 Notes	December 15, 2054

Interest Payment Dates:

April 1 and October 1, commencing April 1, 2025 in the case of the 2029 Notes

January 15 and July 15, commencing January 15, 2025 in the case of the 2035 Notes

June 15 and December 15, commencing December 15, 2024 in the case of the 2055 Notes

Record Dates:	March 15 and September 15 in the case of the 2029 Notes January 1 and July 1 in the case of the 2035 Notes June 1 and December 1 in the case of the 2055 Notes

Underwriters:

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

UBS Securities LLC

Co-Managers:

ING Financial Markets LLC

NatWest Markets Securities Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Academy Securities, Inc.

American Veterans Group, PBC

Trade Date:	September 23, 2024

Settlement Date:

September 26, 2024 (T+3)

We expect that delivery of the Notes will be made to investors on or about September 26, 2024, which will be the third business day following the date of this pricing supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-271553)

Denominations:	$2,000 and integral multiples of $1,000

The Issuer has filed a registration statement (Registration No. 333-271553) (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Prospectus and related Preliminary Prospectus Supplement if you request it by contacting J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, by telephone (collect) at 1-212-834-4533; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, by telephone at +1 (866) 718-1649 or by email at Prospectus@morganstanley.com; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, by telephone at +1 (866) 375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com; and Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, by telephone at +1 (800) 645-3751 or by email at wfscustomerservice@wellsfargo.com; Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, by telephone at +1 (800) 645-3751 or by email at wfscustomerservice@wellsfargo.com.

No PRIIPs KID: Not for retail investors in the European Economic Area (“EEA”) or the United Kingdom. No PRIIPs key information document (“KID”) has been prepared as not available to retail in EEA or the United Kingdom.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers and other notices were automatically generated as a result of this communication being sent via Bloomberg or another communication system.